Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

February 13, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Crawford

Re:	Petros Pharmaceuticals, Inc.
Amendment No. 1 to the Registration Statement on Form S-1/A
Originally filed on January 24, 2025, as amended on February 10, 2025
File No. 333-284495 (as amended, the “Registration Statement”)

Dear Mr. Crawford:

On behalf of Petros Pharmaceuticals, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 12, 2025, regarding the Registration Statement. This letter is being submitted together with the Company’s Amendment No. 2 to the Registration Statement, filed on February 13, 2025. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your disclosure indicates that you have an "alternative cashless exercise option." Based on your disclosures on page 59 it appears that each Series B Warrant could be exercised for 3 common stock shares on a cashless basis rather than for one share on a cash basis. Accordingly, please revise the prospectus to disclose, if true, that you are offering up to 371,747,210 shares of common stock underlying the Series B Warrants rather than 223,048,326 shares. Also highlight that the “alternative cashless exercise” provision would allow a warrant holder to receive 3 shares of common stock without having to make any exercise payment. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Series A Warrants and the Series B Warrants will be exercisable into shares of the Company’s Series B Convertible Preferred Stock (“Series B Preferred Stock”), with each share of the Series B Preferred Stock convertible into 1,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), with each Series A Warrant exercisable into .001 share of Series B Preferred Stock and each Series B Warrant Exercisable into .001 share of Series B Preferred Stock, or, solely with respect to the Series B Warrants, in the case of the “alternative cashless exercise” option, .003 share of Series B Preferred Stock. Accordingly, the Company advises the Staff that it has revised the prospectus to disclose that the Company is offering up to an aggregate of 297,397.768 shares of Series B Preferred Stock underlying the Series A Warrants and Series B Warrants, which includes up to 223,048.326 shares of Series B Preferred Stock issuable in connection with a Series B Warrant holder’s exercise of the “alternative cashless exercise” feature.

The Company further advises the Staff that it has revised its disclosure on the cover page and throughout to highlight that it is highly unlikely that a holder of the Series B Warrants would wish to pay an exercise price in cash to receive .001 share of Series B Preferred Stock when they could instead choose the “alternative cashless exercise” option and pay no cash to receive .003 shares of Series B Preferred Stock, and as a result, the Company will likely not receive any additional funds and does not expect to receive any additional funds upon the exercise of the Series B Warrants.

U.S. Securities & Exchange Commission
February 13, 2025

* * * * *

We thank the Staff for its review of the foregoing. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,
Petros Pharmaceuticals, Inc.

By:	/s/ Fady Boctor
Fady Boctor
President and Chief Commercial Officer

cc: Alla Digilova, Esq., Haynes and Boone, LLP